Prudential Series Fund
For the period ending June 30, 2007
File # 811-03623

ITEM 77O
TRANSACTIONS EFFECTED PURSUANT TO RULE 10f-3

I.	Name of Fund:  The Prudential Series Fund, Inc.
      -  SP Goldman Sachs Mid Cap Growth Portfolio

1.   Name of Issuer:  National CineMedia, Inc.  (Cusip:635309107)

2.   Date of Purchase:  February 7, 2007

3.   Number of Securities Purchased:  12,500

4.   Dollar Amount of Purchase:  $262,500

5.   Price Per Unit:  $21.00

6.   Name(s) of Underwriter(s) or Dealer(s)
            From whom Purchased:  	Credit Suisse First Boston
Corporation

7.   Other Members of the Underwriting Syndicate
	  See Exhibit A

EXHIBIT A - UNDERWRITERS

JPMorgan Chase
Lehman Brothers
Morgan Stanley
AGM Securities
Allen & Company LLC
Banc of America Securities LLC
Bear, Stearns & Co.
Citigroup
Deutsche Bank Securities
Goldman, Sachs & Co.
Merrill Lynch & Co.
UBS Investment Bank